March 7, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Hillary Daniels Mr. James Lopez

Re: Diamante Minerals, Inc.

Registration Statement on Form S-1

Filed January 27, 2017

File No. 333-215779

Ladies and Gentlemen:

Further to Ms. Hillary Daniels’ telephone call on March 7, 2017, to our legal counsel, Mr. William D. O’Neal, Diamante Minerals, Inc. (the “Company”), hereby requests acceleration of its Registration Statement on Form S-1, as amended, as per the above noted, as of 3:00 PM Eastern Standard Time on Thursday, March 9, 2017, or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

We hereby acknowledge that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any further queries or responses to Mr. William D. O’Neal, our corporate attorney, at 480-409-1146 or 480-510-4253.

Yours truly,

/s/ Chad Ulansky

Chad Ulansky

Chief Executive Officer/President